OMB APPROVAL

OMB Number: 3235-0123
Expires: Oct. 31, 2023
Estimated average burden
hours per response:  12

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

SEC FILE NUMBER

8-38327

## FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___01/01/2022___ AND ENDING ___12/31/2022___
MM/DD/YY      MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: _Hunnicutt & Co. LLC_

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer    ☐ Security-based swap dealer    ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

_110 E 59th Street, 32ND Floor_
(No. and Street)

_New York_     _NY_     _10022_
(City)     (State)     (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

_Jon Nixon_    _917-703-1704_    _JNixon@Goldcrestcpa.com_
(Name)    (Area Code – Telephone Number)    (Email Address)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

_Raines and Fischer LLP_
(Name – If individual, state last, first, and middle name)

_555 Fifth Ave Suite 901_    _New York_    _NY_    _10017_
(Address)    (City)    (State)    (Zip Code)

_3760_

(Date of Registration with PCAOB)(If applicable)      (PCAOB Registration Number, if applicable)

### FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

# OATH OR AFFIRMATION

I, _WILLIAM HUNNICUTT_ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _HUNNICUTT & G. LLC_ , as of _DECEMBER 31_ , 2022 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

JAIME A. ROJAS
Commissioner of Deeds, City of New York Signature: _William Hunnicutt_
No. 4-6410
Certificate Filed in New York County
Commission Expires _2/1/25_ Title: President

Notary Public

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

# Hunnicutt & Co., LLC

## (SEC I.D. No. 8-38327)

FINANCIAL STATEMENTS AND

SUPPLEMENTAL SCHEDULE

FOR THE YEAR ENDED DECEMBER 31, 2022

AND

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

AND

REVIEW REPORT REGARDING EXEMPTION PROVISIONS

**RAINES AND FISCHER LLP** CERTIFIED PUBLIC ACCOUNTANTS

555 FIFTH AVENUE      TEL. 212 953 9200
9<sup>TH</sup> FLOOR      FAX. 212 953 9366
NEW YORK, NY 10017

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Sole Member of Hunnicutt & Co., LLC:

### Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Hunnicutt & Co., LLC (the "Company"), as of December 31, 2022, and the related statements of income, changes in member's equity, and cash flows, and for the year ended December 31, 2022, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the year ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

### Basis for Opinion

These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on the Company's financial statements based on our audit.  We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.  Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks.  Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements.  We believe that our audit provides a reasonable basis for our opinion.

### Supplemental Information

The Schedules of Computation of Net Capital, Statement Regarding Changes in Liabilities Subordinated to Claims of General Creditors, and Computation for Determination of the Reserve Requirements (supplemental information) has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of management of the Company. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2017.

*Raines & Fischer LLP*

New York, New York
April 14, 2023

**HUNNICUTT & CO., LLC**

**STATEMENT OF FINANCIAL CONDITION**

**DECEMBER 31, 2022**

**ASSETS**

| | |
|---|---|
| Cash and cash equivalents | $ 15,713 |
| Prepaid expenses | 6,447 |
| Total Assets | $ 22,160 |

**LIABILITIES AND MEMBER'S EQUITY**

| | |
|---|---|
| Accounts payable and accrued expenses | $ 1,907 |
| Total Liabilities | 1,907 |
| | |
| Contingencies | - |
| | |
| Member's equity and Loans | 20,253 |
| Total   Liabilities and Member's Equity | $ 22,160 |

The accompanying notes are an integral part of these financial statements.

# HUNNICUTT & CO., LLC

## STATEMENT OF INCOME

## FOR THE YEAR ENDED DECEMBER 31, 2022

Revenues:

| | |
|---|---|
| Fee income | $ 75,103 |
| Total Revenues | 75,103 |

Expenses:

| | |
|---|---|
| Rent | 41,500 |
| Legal | 13,909 |
| Travel | 31,513 |
| Meals | 6,500 |
| Advertising and Marketing | 15,106 |
| Insurance | 8,986 |
| Accounting and Professional fees | 17,501 |
| Office supplies and Postage | 12,403 |
| Communication | 3,841 |
| Other expenses | 3,972 |
| Total Expenses | 155,231 |
| Net Loss | $ (80,128) |

The accompanying notes are an integral part of these financial statements.

**HUNNICUTT & CO., LLC**

**STATEMENT OF CHANGES IN MEMBER'S EQUITY**

**FOR THE YEAR ENDED DECEMBER 31, 2022**

|  | Total Member's Equity |
|---|---|
| Balance, January 1, 2022 | $ 60,381 |
| Member's distribution | |
| Member's contribution | 40,000 |
| Net Income (Loss) | (80,128) |
| Balance, December 31, 2022 | $ 20,253 |

The accompanying notes are an integral part of these financial statements.

**HUNNICUTT & CO., LLC**

**STATEMENT OF CASH FLOWS**

**FOR THE YEAR ENDED DECEMBER 31, 2022**

Cash Flows From Operations:

    Net Income (Loss)      $(80,128)

Adjustment to reconcile net income (loss) to net cash used by operating activities:

    Increase in prepaid expenses      (5,526)

    Decrease in accounts payable and accrued expenses      (1,367)

  Net Cash (Used) Provided By Operating Activities      (87,021)

Cash Flows From Financing Activities:

  Member's distribution      -

  Member's contribution      40,000

  Net Cash Provided By Financial Activities:      40,000

Net Increase (Decrease) In Cash      (47,021)

Cash and cash equivalents at the beginning of the year      62,734

Cash and cash equivalents at the end of the year      $ 15,713

The accompanying notes are an integral part of these financial statements.

# HUNNICUTT & CO., LLC

## NOTES TO FINANCIAL STATEMENTS

## DECEMBER 31, 2022

1. **ORGANIZATION AND NATURE OF BUSINESS**

   Hunnicutt & Co., LLC the ("Company") is a registered broker-dealer in securities transactions under the provision of the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority Inc. (FINRA) and the Securities Investor Protection Corporation. The Company operated in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by the SEC. The Company does not and will not, (1) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) does not and will not carry accounts of or for customers and (3) does not and will not carry PAB accounts.

2. **SIGNIFICANT ACCOUNTING POLICIES**

   **ACCRUAL BASIS OF ACCOUNTING**

   The Company's financial statements are prepared using accrual method of accounting in accordance with accounting principles generally accepted in the U.S. ("GAAP"). The Company's year-end is December 31.

   **INCOME TAXES**

   The Company is a limited liability Company taxed as a partnership and the accompanying financial statement do not include any provision for federal or state income taxes. The Company is responsible for a local unincorporated business tax on income, which is calculated at the statutory rate. The Company determined that there are no uncertain tax positions that require financial statement recognition.

   **USE OF ESTIMATES**

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the report amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Actual results could differ from those estimates.

# HUNNICUTT & CO., LLC

# NOTES TO FINANCIAL STATEMENTS

# DECEMBER 31, 2022

**REVENUE RECOGNITION**

The Company records its fees as they are earned based on the services provided, or in the case of success fees, upon successful completion of the services of consummation of the related transaction.

In May 2014, FASB issued ASU 2014-09, Revenue from Contracts with Customers: Topics 606, to supersede nearly all existing revenue recognition guidance under GAAP. ASU 2014-2014-19 also requires new qualitative and quantitative disclosures, including disaggregation of revenues and descriptions of performance obligations. The Company adopted the provisions of this guidance on January 1, 2019 using the modified retrospective approach.

The Company has performed an assessment of its revenue contracts and has not identified any material changes to the timing or amount of its revenue recognition under ASU 2014-09. The Company's accounting policies did not change materially as a result of applying the principles of revenue recognition from ASU 2014-09 and are largely consistent with existing guidance and content practices applied by the Company.

3. **NET CAPITAL**

The Company is a member of the FINRA and subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15C3-1), which requires the maintenance of minimum net capital of $5,000, and requires that the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to1. At December 31, 2022 the Company had net capital of $13,806 which was $8,006 in excess of the minimum capital requirement.

The Company does not have any possession of control of customer funds or securities and therefore, claims an exemption from Rule 15c3-3.

4. **LEASE**

The Company rents office space at 110 East 59th Street in New York City on a month-to-month is. The Company's rent expense for the year ending December 31, 2022 was $41,500.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). ASU 2016-02 requires the recognition of lease assets and lease liabilities by lessees for those leases currently classified as operating leases, and makes certain changes to the accounting for lease expenses. The company currently has no operating or finance leases to report. The Company elects to omit short-term lease commitments lasting less than 12 months from the balance sheet.

5. **SIPC RECONCILIATION REQUIREMENT**

SEA Rule 17a-5(e) (4) requires a registered broker-dealer to file a supplemental report which include procedures related to broker-dealers SIPC annual general assessment reconciliation or exclusion from membership forms. In circumstances where the broker-dealer reports $500,000 of less in gross revenue they are not required to file supplemental SIPC report. The Company has not included this report since its gross revenue did not exceeded $500,000 in 2022.

6. **SUBSEQUENT EVENTS**

The Company has evaluated subsequent events through April 14, 2023, the date on which these financial statements were available to be issued. The Company did not identify any material subsequent events requiring adjustments to of disclosure in its financial statements.

7. **CONCENTRATIONS**

The Company maintains all of its cash in financial institutions, which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on cash. During 2022, the Company received its revenue from one major customer resulting in 78% of the Company's total revenue.

8. **RELATED PARTY TRANSACTIONS**

At times, the Company's sole member may advance funds to the Company. The Company has no further liability due to the sole member.

9. **Commitment, Contingencies and Guarantees**

There were no commitments, contingencies or guarantees during the year.

10. **Credit Loss**

In June 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-13, Financial instruments – Credit Losses (topic 326): Measurement of Credit Losses on Financial Instruments, which amends the FASB's guidance on the impairment of financial instruments. The ASU add to GAAP, an impairment model (known as the current expected credit loss ("CECL") model) that is based on on expected losses rather than incurred losses. Under the new guidance, the company recognizes as an allowance, its estimate of lifetime expected credit losses, which the FASB believes will result in more timely recognition of such losses, if any. The ASU is also intended to reduce the complexity of GAAP by decreasing the number of credit impairment models that entities use to account for debt instruments. Further, the ASU makes targeted changes to the impairment model for available-for-sale debt securities. The new CECL standard became effective on January 1, 2020 and had no impact on the Company as of that date.

# HUNNICUTT & CO., LLC

## COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

## DECEMBER 31, 2022

NET CAPITAL:

| | |
|---|---|
| Total member's equity | $ 20,253 |
| Deductions and/or charges: | |
| Non-allowable assets | (6,447) |
| Net capital before haircut on securities positions | 13,806 |
| Haircuts on securities positions | - |
| Undue concentration | - |
| Net Capital | 13,806 |

AGGREGATE INDEBTEDNESS:

Items included in the statement of financial conditions:

| | |
|---|---|
| Accounts payable, accrued expenses and capital additions as loans | $ 1,907 |

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:

| | |
|---|---|
| Minimum net capital required (6 2/3%) of aggregate indebtedness | $ 127 |
| Minimum net capital required | $ 5,000 |
| Excess net capital | $ 8,806 |
| Net capital less greater of 10% of total AI or 120% of min. net capital | $ 7,806 |
| Percentage of aggregate indebtedness to net capital is | 13.81% |

The above computation does not differ materially from the December 31, 2022 computation of net capital field electronically by the Company on FOCUS Form X-17A-5 Part IIA.

Statement Regarding Changes in Liabilities Subordinated to Claims of General Creditors. No statement is required as no subordinated liabilities existed at any time during the year.

See Independent Auditors' report.

Hunnicutt & Co., LLC

Schedule II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE
15c3-3 OF THE SECURITIES AND EXCHANGE Commission

AS OF DECEMBER 31, 2022

The Company is not subject to Rule 15c3-3 under the Securities Exchange Act of 1934 due to
the Company dose not hold customers' cash or securities.

**RAINES AND FISCHER LLP** CERTIFIED PUBLIC ACCOUNTANTS

555 FIFTH AVENUE    TEL. 212 953 9200
9TH FLOOR    FAX. 212 953 9366
NEW YORK, NY 10017



## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Sole Member of Hunnicutt & Co., LLC:

We have reviewed management's statements, included in the accompanying Hunnicutt & Co., LLC Exemption Report, in which (1) Hunnicutt & Co., LLC identified the following provisions of 17 C.F.R. §240.17a-5 under which Hunnicutt & Co., LLC (the Company) stated that it does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3; and (2) the Company stated that the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activities exclusively to private placement and investment advisory services, and (3) the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year, without exception.

The Company's management is responsible for compliance with the exemption provisions, Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and its statements. Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Hunnicutt & Co, LLC's compliance with the the Non-Covered Firm provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects based on the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

*Raines & Fischer LLP*

New York, New York
April 14, 2023

Hunnicutt & Co., LLC

"Exemption Report"

April 14, 2023

Hunnicutt & Co., LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17

C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3,
(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to private placement and investment advisory services.
(3) The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

I, William Hunnicutt swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: *William Hunnicutt*
Title: Managing Partner

Hunnicutt & Co., LLC